Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD REPORTS SIGNFICANT NEW DRILL INTERCEPTS AT FENN-GIB OPEN-PIT PROJECT INCLUDING 1.93 GPT GOLD OVER 241.20 METRES, RESULTS HIGHLIGHT POTENTIAL FOR MAJOR RESOURCE EXPANSION

•                  Drilling in west portion of current open-pit resource intersects thick, high-grade intercepts in untested gaps and confirms expansion potential to north and west

•            Key intercepts include 1.93 grams per tonne (“gpt”) gold (“Au”) over 241.20 metres (“m”), 1.26 gpt Au over 324.00 m, 0.89 gpt Au over 260.50 m and 0.73 gpt Au over 284.0 m

•                  Drilling to depth expands mineralization up to 200 metres below current lower limit of resource

•            Intercepts include 1.02 gpt Au over 190.50 m, 2.48 gpt Au over 50.10 m, 0.70 gpt Au over 183.50 m, including 2.48 gpt Au over 50.10 m, and 0.68 gpt Au over 177.10 m

•                  Drilling in east portion of resource extends Main Zone mineralization minimum of 200 metres eastwards

•            Intercepts include 1.01 gpt Au over 52.50 m, 1.66 gpt au over 41.0 m, 0.87 gpt Au over 71.8 m, 0.73 gpt Au over 68.8 and 1.74 gpt Au over 6.0 m

•                  Additional exploration targets identified (G-101 zone, Talisman shaft and Central Syenite Zone), highlight potential for significant new discoveries within 1.5 km of current resource

•                  Silver assaying indicates overall average grade of 1 to 2 gpt silver and gold to silver ratio of around 1:1 (silver values not included in current resource).

TORONTO, ONTARIO—(Marketwire — May 1, 2012) - Lake Shore Gold Corp. (TSX and NYSE Amex: LSG) (“Lake Shore Gold” or the “Company”) today reported the results of 26 holes (15,846 metres) at the Company’s wholly owned Fenn-Gib project. The Fenn-Gib project, which is located approximately 60 kms east of Timmins along the eastern extension of the Destor Porcupine (“DPFZ”) and Pipestone Fault Zones (“PFZ”), has the potential to host significant open-pit and underground resources. The current drill program is being conducted to expand and infill the existing mineralized structure with a goal of increasing the total resources at the project from the current level of 1.30 million ounces Au (40.8 million tonnes grading 0.99 gpt) in the Indicated category and 0.75 million ounces Au (24.5 million tonnes at 0.95 gpt) in the Inferred category.

Tony Makuch, President and CEO of Lake Shore Gold, commented:  “We are extremely pleased with the most recent drill results which, when factored into new pit optimization studies, highlight the potential to substantially grow resources at the Fenn-Gib project. Based on the drilling we have completed since acquiring Fenn-Gib last August, we have now expanded the known mineralization by 200 metres to the north, to the east and to depth, with the deposit remaining open. We have also identified a number of new exploration targets, all within 1.5 kms of the current resource.  Also encouraging are the opportunities that exist to establish a low strip ratio starter pit and to apply high silver values to the existing resource, both of which could significantly enhance the economics of the project. Based on what we have seen so far, we are delighted to have Fenn-Gib in our portfolio and believe that the project has excellent potential to become a successful open-pit mining operation in the same category as other projects currently being developed in Northern Ontario and Quebec.”

Significant results from the most recent drilling include: 1.26 gpt Au over 324.00 m, including 2.27 gpt Au over 50.50 m, and 3.41 gpt Au over 63.0 m, including 8.19 gpt Au over 9.70 m in FG-12-05, 1.93 gpt Au over 241.20 m, including 8.00 gpt Au over 18.00 m, 3.82 gpt Au over 32.70 m and 3.66 gpt Au over 21.0 m in FG-12-15, 0.73 gpt Au over 284.0 m in FG-12-14 and 0.89 gpt Au over 260.50 m in FG-12-07. These four holes were drilled in the west portion of the current open pit resource and successfully confirmed that considerable potential exists to expand the resource to both the north and west.

FG-12-15 and FG-12-14 intercepted the Main zone near the west limit of the current resource approximately 100 metres below previously reported FG-11-04, which had an intercept of 1.31 gpt over 414.0 metres. Drilling to the west and below these intercepts is extremely limited and the potential for further expansions of the zone in both directions is considered excellent. FG-12-05 was collared 75 metres north of FG-12-04 and not only confirmed the previous intercept for the Main Zone in FG-12-04 but also extended the recently discovered Footwall Zones in FG-11-04 by approximately 75 metres to the east.

Significant results from drilling below the current resource include: 1.02 gpt Au over 190.50 m, including 3.69 gpt Au over 14.00 m in FG-12-19, 0.70 gpt Au over 183.50 m, including 2.48 gpt Au over 50.10 m in FG-12-33, and 0.68 gpt Au over 177.10 m, including 0.94 gpt Au over 82.00 m, in FG-12-34.  These holes are among the deepest to test the deposit to date and strongly confirm the down plunge extension of the Main Zone by a minimum of 200 metres below the current resource. The mineralized system is still considered open to depth.

Drilling in the east portion of the resource successfully extended the Main Zone mineralization to the east by 200 metres. Key intercepts include 1.01 gpt Au over 52.50 m in FG-12-31, 1.66 gpt Au over 41.0 m in FG-12-29, and 0.87 gpt Au over 71.80 m in FG-12-22 and 0.73 gpt Au over 68.80 m and 1.74 gpt Au over 6.00 m in FG-12-17.

Drilling at the Fenn-Gib project also involved assaying for silver. The results indicate elevated silver values with key intersections including 1.03 gpt silver over 324.00 m in FG-11-05, 1.20 gpt silver over 140.00 m in FG-11-06, 0.74 gpt silver over 260.50 m in FG-11-07 and 0.67 gpt over 189.50 m in FG-11-08. Composites for silver across the mineralized envelope average 1.00 to 2.00 gpt with a gold to silver ratio of around 1:1. These silver grades are higher than those found in most gold deposits in the Timmins Camp, where silver values are typically less than 0.5 gpt with ratios closer to 6:1.

The Company has also identified a number of additional high-potential exploration targets, all located within a 1.5 km radius of the current resource. Key targets to the west include the area surrounding the historic Talisman shaft and the G-101 Zone. The Talisman shaft is located approximately 500 metres west of the current resource and along the interpreted extension of the Main Zone.  The G-101 Zone showing is located 1.5 kms to the southwest on a potential new structure. Limited past drilling at the G-101 Zone with partial sampling was completed by NAR Resources Ltd in 1995 and included intercepts of 4.91 gpt over 11.98 m in historic drill hole C4-3 , 3.25 gpt over 5.18 m in historic hole C4-5 and 1.18 gpt over 10.06 m in C4-5A.  The key targets to the east include the direct east extension of the Main Zone from the current resource as well as a series of felsic intrusives located approximately 1.5 kms to the southeast known as the Central Syenite target. Total drilling along the east extension and Central Syenite is extremely limited although past results in short holes at the Central Syenite have obtained values of up to 9.0 gpt over 3.0 metres.

Current work at the project includes further research and field surveys to gain additional information regarding the newly identified exploration targets as well selective drilling to evaluate the overall expansion potential at the project.

Quality Control

The Company’s Qualified Persons (“QP’s”) for the surface drilling and check sampling programs being completed on the Fenn-Gib property are Stephen Conquer, P. Geo. and Bob Kusins, P.Geo. As QP’s, they have prepared or supervised the preparation of the scientific or technical information and have verified the data disclosed in this press release. Both Mr. Conquer and Mr. Kusins are employees of Lake Shore Gold.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. NQ size drill core is saw cut, half the drill core is sampled in standard intervals while the remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Minerals Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Minerals Assay Laboratory in either Vancouver, B.C. or Val D’Or, Quebec. Assays have been completed by ALS Minerals using a standard fire assay with a 30g aliquot and an AA finish. Samples with assay results above 10.0 gpt are re-analyzed using a gravimetric finish. ALS Minerals is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify mineable reserves at the Fenn-Gib project.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. A 50% mill expansion, to 3,000 tonnes per day, is advancing towards completion by late 2012. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Email: info@lsgold.com

Fenn-Gib Property - Significant Assay Results - New Drill Results — April 2012

Hole	From	To	Length	Au Assay	Ag Assay
Number	(m)	(m)	(m)	(gpt)	(gpt)	Comments
FG-11-05	27.00	351.00	324.00	1.26	1.03	Main Zone
includes	69.50	120.00	50.50	2.27	1.39
and includes	229.90	254.00	24.10	2.43	0.84
	495.60	502.60	7.00	1.63	0.32
	570.00	633.00	63.00	3.41	0.75	FWZ
includes	588.80	623.00	34.20	4.47	0.90	“
includes	609.00	618.70	9.70	8.19	1.35	“
	644.00	662.00	18.00	1.77	0.42	FWZ
FG-11-06	6.00	146.00	140.00	0.97	1.20	Main Zone
	297.60	304.70	7.10	2.45	0.77	FWZ
	494.00	500.00	6.00	1.73	0.45	FWZ
FG-11-07	12.00	272.50	260.50	0.89	0.74	Main Zone
includes	46.00	87.00	41.00	1.93	0.89	“
	539.40	561.00	21.60	1.05	0.44	FW
FG-11-08	27.00	216.50	189.50	0.67	0.67	Main Zone
includes	50.00	71.00	21.00	2.08	0.99
	346.00	351.00	5.00	1.91	0.46	FWZ
	541.50	580.90	39.40	2.24	0.67	FWZ
FG-11-09	325.20	342.50	17.30	0.85	4.35	Main Zone/FWZ
	417.20	436.80	19.60	0.93	1.21
FG-12-10	84.00	92.00	8.00	0.70	1.00	Main Zone/FWZ
	133.50	144.50	11.00	0.46	2.13	“
FG-12-11	46.10	81.10	35.00	0.50	1.05	Main Zone/FWZ
	247.00	262.00	15.00	0.91	0.36	FWZ
	332.50	336.70	4.20	1.55	0.66	FWZ
	414.00	422.00	8.00	1.04	0.43	FWZ
FG-12-13	304.00	392.40	88.40	0.70	1.32	Main Zone
includes	304.00	340.90	36.90	0.90	0.84	“
FG-12-14	194.00	478.00	284.00	0.73	0.86	Main Zone
includes	245.00	265.00	20.00	1.46	2.37	“
and includes	464.00	478.00	14.00	2.42	0.36	“
	512.00	525.80	13.80	0.53	0.44	FWZ
FG-12-15	173.00	181.60	8.60	1.54	1.99	Main Zone
	230.00	471.20	241.20	1.93	1.03	“
includes	251.00	269.00	18.00	8.00	2.05	“
and includes	370.40	403.10	32.70	3.82	0.81	“
and includes	432.00	453.00	21.00	3.66	0.64	“
	494.00	500.00	6.00	2.33	1.03	FWZ
FG-12-17	283.50	289.50	6.00	1.74	17.73	Main Zone
	380.20	449.00	68.80	0.73	0.55
includes	380.20	408.00	27.80	1.13	0.79
FG-12-19	490.50	681.00	190.50	1.02	1.15	Main Zone
includes	621.00	635.00	14.00	3.69	3.71
FG-12-21	616.40	650.40	34.00	0.76	1.23	Main Zone
includes	616.40	625.20	8.80	2.04	3.31
FG-12-22	382.70	454.50	71.80	0.87	0.99	Main Zone
includes	404.50	454.50	50.00	1.12	1.14
includes	404.50	423.60	19.10	2.03	1.85

Fenn-Gib Property - Significant Assay Results - New Drill Results — April 2012

Hole	From	To	Length	Au Assay	Ag Assay
Number	(m)	(m)	(m)	(gpt)	(gpt)	Comments
FG-12-23	238.50	243.00	4.50	3.75	43.90	Main Zone
	387.70	438.00	50.30	0.72	0.70
includes	410.00	438.00	28.00	1.01	0.89
FG-12-24	553.50	628.00	74.50	0.58	1.71	Main Zone
includes	561.00	578.00	17.00	1.15	1.05
includes	561.00	569.00	8.00	2.03	1.36
FG-12-25	476.40	496.50	20.10	1.39	0.78	Main Zone
includes	476.40	485.50	9.10	2.09	0.78
FG-12-27	182.00	261.40	79.40	0.63	1.50	Main Zone
includes	233.40	261.40	28.00	0.82	1.86
FG-12-29	351.50	392.50	41.00	1.66	1.27	Main Zone
includes	371.40	392.50	21.10	2.96	1.30
FG-12-31	465.40	517.90	52.50	1.01	1.43	Main Zone
includes	485.20	517.90	32.70	1.43	1.38
FG-12-32	174.70	196.80	22.10	1.01	0.64	Main Zone
includes	180.60	185.60	5.00	2.48	1.60
FG-12-33	525.60	709.10	183.50	0.70	1.24	Main Zone
includes	602.00	652.10	50.10	2.48	2.14
includes	637.90	652.10	14.20	3.78	1.75
FG-12-34	540.90	718.00	177.10	0.68	0.79	Main Zone
includes	598.00	680.00	82.00	0.94	0.77
includes	654.00	680.00	26.00	1.32	0.81

Notes:

1) FG-12-12, FG-12-26, FG-12-28 and FG-12-30 were stopped early due to excess deviation and did not reach intended target.

2) FG-12-04 was extended from 651 to 836m and did not return any significant values.

3) FG-12-16, FG-12-18 and FG-12-20 did not return any significant values

4) True widths are not reported at this time.

5) Assay results are reported uncut.

Figure 1. Plan Map

N
OPEN
TALISMAN SHAFT
MAIN ZONE EXTENSION
OPEN
G-101 ZONE
C4-3: 4.91 /11.98m
C4-5: 3.25 /5.18m
C4-5A: 1.18 /10.06m
CENTRAL SYENITE
9.00 /3.00m
3.75 /3.00m
FG-12-10
FG-12-11
FG-11-06
FG-11-07
FG-11-08
FG-11-05
FG-11-02
FG-11-04
FG-11-03
FG-11-01
FG-12-18
FG-12-32
FG-12-12, -15
FG-12-14
FG-12-16
FG-12-23
FG-12-17
FG-12-26, -27
FG-12-28, -29
FG-12-20
FG-12-22
FG-12-09
FG-12-31
FG-12-25
FG-12-13
FG-12-21
FG-12-24
FG-12-30, -33
FG-12-34
FG-12-19
0 100 200 400 Meters
557500
558000
558500
559000
559500
560000
5376000
5375500
5375000
5374500
5374000
Legend
New Drill Holes
Previously Released
Historic Diamond Drill Collar
Pit Outline
Mineralized Zone
Mineralized Envelope
Drill Hole Traces
Pipestone Fault
LSG Property Boundary
Geology
Crystal/Lapilli tuffs
Diabase dyke
Alkalic (syenite) Intrusives
Mafic Intrusives
Mafic Volcanics
Sediments
LAKE SHORE GOLD CORP.
FENN-GIB PROJECT
2012 DIAMOND DRILLING
Date: April, 2012
Name: KB
File: fg_apr-2012-pr_ddh_reg_plan.mxd
Projection: NAD83 Zone 17N

Figure 2.  Long Section

558100
558300
558500
558700
558900
559100
559300
559500
559700
559900
5400
5200
5000
4800
4600
1.5 km
SURFACE
FG-11-07
0.89 /260.50m
incl. 1.93 /41.00m
FG-11-06
0.97 /140.00m
FG-11-08
0.67 /189.50m
incl. 2.08 /21.00m
2.24 /39.40m
FG-11-05
1.26 /324.00m
incl. 2.27 /50.50m and
3.41 /63.00m
incl. 8.19 /9.70m
FG-11-04
1.31 /414.00m
2.40 /20.00m
FG-11-09
0.85/ 17.30m
and 0.93 /19.60m
FG-12-16
FG-12-18
FG-12-13
0.70 /88.40m
incl. 0.90 /36.90m
FG-12-20
FG-12-14
0.73 /284.00m
incl. 1.46 /20.00m
and incl. 2.42 /14.00m
FG-12-15
1.93 /241.20m
incl. 8.00 /18.00m
and incl. 3.82 /32.70m
and incl. 3.66 /21.00m
FG-12-29
1.66 /41.00m
incl. 2.96 /21.10m
FG-12-17
0.73 /68.80m
and 1.13 /27.80m
G-94-48
1.63 /50.64
incl. 4.17 /10.05
G-94-62
1.32 /92.30
incl. 3.54 /22.85
FG-12-32
1.01 /22.10m
incl. 2.48 /5.00m
FG-12-27
0.63 /79.4m
incl. 0.82 /28.00m
FG-12-22
0.87 /71.80m
incl. 1.12 /50.00m
and incl. 2.03 /19.10m
FG-12-23
0.72 /50.30m
incl. 1.01 /28.00m
FG-12-25
1.39 /20.10m
incl. 2.09 /9.10m
FG-12-31
1.01 /52.50m
incl. 1.43 /32.70m
FG-12-24
0.58 /74.50m
incl. 2.03 /8.00m
FG-12-19
1.02 /190.50m
3.69 /14.00m
FG-12-34
0.68 /177.10m
incl. 0.94 /82.00m
incl. 1.32 /26.00m
FG-12-21
0.76 /34.00m
incl. 2.04 /8.80m
FG-12-33
0.70 /183.50m
incl. 2.48 /50.10m
incl. 3.78 /14.20m
Composites:
gpt Au over Meters
Legend
New Drill Holes
Previously Released
Historical Holes
Mineralized Zone
Pit Outline (Starter Pit)
Pit Outline (Current Resource)
Pit Outline (New Optimization)
0 50 100 200
Meters
LAKE SHORE
GOLD CORP.
FENN-GIB MAIN ZONE
CONCEPTUAL GEOLOGY
LONGITUDINAL VIEW
LOOKING NORTH
Date: April 27 2012
File: KB
Name:

Figure 3. Regional Map

N
Legend
Prospect/Gold Showing
Mine
Target
New Drill Hole
Previously Released
Target Areas
Fenn-Gib Property Boundary
1 - Ultramafic and Mafic Volcanics
2 - Mafic Volcanics
3 - Intermediate Volcanics
4 - Felsic Volcanics
5- Porcupine Sediments
6- Timiskaming Sediments
7 - Mafic and Intermediate Alkalic Volcanics
8 - Thcleiitic Ultramafic and Mafic Intrusives
9 - Alkalic Ultramafic and Mafic Intrusives
10 - Alkalic (syenite) Felsic and Intermediate
12 - Kimberlite:
FENN GIB
WEST EXTENSION
EAST EXTENSION
TALISMAN SHAFT
CENTRAL SYENITE 9.00 /3.00m
G-101 ZONE
C4-3: 4.91 /11.98m
C4-5: 3.25 /5.18m
C4-5A 1.18 /10.06m
PIPESTONE FAULT
ARROW FAULT
HISLOP MINE
ROSS MINE
MONETA WINDJAMMER NORTH
LUDGATE ZONE
MONETA WINDJAMMER SOUTH
MONETA SW ZONE
SOUTH SYENITE
DESTOR PORCUPINE FAULT
DESTOR PORCUPINE FAULT CORRIDOR 3.03 /1.50m
DESTOR PORCUPINE FAULT
0 0.5 1 2 Kilometers
LAKE SHORE GOLD CORP.
FENN-GIB PROJECT PROPERTY GEOLOGY
Date: April 2012
Name:
File: fg-regional-comp-apr.mxd

Figure 4. Location Map

Legend
Diabase
Granodiorite to Granite
Diorite + Granodiorite
Tonalite
Ultramafics (Undiferentiated)
Clastic Sediments
Metasedimentary Rocks
Chemical Sediments
Intermediate Volcanics
Felsic Volcanics
Mafic Volcanics
Ultramafic Volcanics
GOLD PRODUCER
(past and present)
MATTAGAMI RIVER FAULT
BURROWS BENEDICT FAULT
BELL CREEK
MINE COMPLEX
PIPESTONE FAULT
DESTOR-PORCUPINE FAULT
Fenn Gib
Deposit
FENN-GIB
Matheson
Timmins
BRISTOL FAULT
TIMMINS WEST
MINE COMPLEX
11
101
144
N
0 5 10 20
Kilometers
LAKE SHORE
GOLD CORP.
PROPERTY LOCATION
MAP
Date: November, 2011 Name: TS